Via Facsimile and U.S. Mail
Mail Stop 4720

February 24, 2010

Kevin Tansley
Chief Financial Officer
Trinity Biotech Plc,
One Southern Cross,
IDA Business Park,
Bray,
Co Wicklow,
Ireland

Re: **Trinity Biotech plc**
        Form 20-F for the Year Ended December 31, 2008
        Filed April 7, 2009
        File No. 000-22320

Dear Mr. Tansley:

We have reviewed your February 16, 2010 response to our January 6, 2010 comment letter and have the following additional comment. In our comment, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 20-F for the fiscal year ended December 31, 2008

Item 19. Exhibits, page 134

1. We note your response to comment 1 of our letter dated January 6, 2010 and we reissue the comment. Please file copies of the following two agreements as exhibits:
   - September 2007 Acquisition Agreement with Cortex Biochem Inc.
   - October 2007 Acquisition Agreement with Sterilab Services UK
   Once filed, please list these agreements in the exhibit index of your next Form 20-F filing, along with the agreements listed in the table provided in your February 16, 2010 response letter.

Kevin Tansley
Trinity Biotech plc
February 24, 2010
Page 2

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Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comment and provide any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Laura Crotty, Staff Attorney, at (202) 551-3575, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 or myself at (202) 551-3715 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeffrey P. Riedler
Assistant Director